                 SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1999
THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 30, 1999)

                                                                          [LOGO]
                                  $100,000,000

                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                            % SENIOR NOTES DUE 2004

                                   ---------

    The notes will bear interest at the rate of   % per year. Interest on the
notes is payable on       and       of each year, beginning on       , 2000. The
notes will mature on       , 2004. We may redeem some or all of the notes at any
time. The redemption prices and procedures are discussed under the caption "Certain Terms of the Notes--Redemption."

    The notes will be unsecured senior obligations of Empire and will rank equally with all of our other unsecured and unsubordinated debt. The notes will rank junior to our first mortgage bonds, which are secured by substantially all of our property. See "Certain Terms of the Notes--Ranking."

                                 --------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                              PER SENIOR NOTE      TOTAL
                                                              ---------------   ------------
Public Offering Price.......................................           %        $
Underwriting Discount.......................................           %        $
Proceeds to Empire (before expenses)........................           %        $

    Interest on the notes will accrue from       , 1999 to the date of delivery.

                                 --------------

    The underwriter is offering the notes subject to various conditions. The
underwriter expects to deliver the notes to purchasers on or about       , 1999.

                                 --------------

                              SALOMON SMITH BARNEY

          , 1999

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                                 --------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
                        PROSPECTUS SUPPLEMENT
Summary Information.........................................    S-3
Recent Developments.........................................    S-4
Use of Proceeds.............................................    S-4
Certain Terms of the Notes..................................    S-4
Underwriting................................................    S-8

                              PROSPECTUS
Where You Can Find More Information.........................    2
Forward Looking Statements..................................    3
Information About Empire....................................    3
Information About UtiliCorp.................................    3
Use of Proceeds.............................................    4
Earnings Ratios.............................................    4
Description of Unsecured Debt Securities....................    4
Description of First Mortgage Bonds.........................   11
Description of Common Stock.................................   15
Plan of Distribution........................................   19
Legal Opinions..............................................   21
Experts.....................................................   21

                              SUMMARY INFORMATION

    THE INFORMATION SET FORTH BELOW SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE DETAILED INFORMATION CONTAINED IN, AND THE FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

                                  THE OFFERING

Issuer...............................  The Empire District Electric Company, a Kansas corporation.
Securities Offered...................  $100,000,000 aggregate principal amount of Senior Notes, %
                                       Series due 2004.
Interest Payment Dates...............  Semi-annually, on each           and           , beginning
                                                 , 2000.
Redemption...........................  We may redeem some or all of the notes at any time. The redemption prices and procedures are discussed under the
                                       caption "Certain Terms of the Notes--Redemption."
Use of Proceeds......................  We expect to add the net proceeds to be received from the issuance and sale of the notes to our general funds and to repay short-term indebtedness, including indebtedness
                                       incurred in connection with the redemption of our preferred stock and our construction program.

                     CERTAIN SUMMARY FINANCIAL INFORMATION

INCOME STATEMENT DATA:

                                                   TWELVE MONTHS
                                                       ENDED           YEAR ENDED DECEMBER 31,
                                                   SEPTEMBER 30,    ------------------------------
                                                        1999          1998       1997       1996
                                                   -------------    --------   --------   --------
                                                          (ALL DOLLAR AMOUNTS IN THOUSANDS)
Operating revenues...............................      $243,852     $239,858   $215,311   $205,984
Operating income.................................        42,276       47,372     40,962     36,652
Net income.......................................        23,211       28,323     23,793     22,049
Ratio of earnings to fixed charges...............         2.95x        3.32x      3.01x      3.11x

CAPITALIZATION AT SEPTEMBER 30, 1999:

                                                            ACTUAL               AS ADJUSTED(1)
                                                    ----------------------   ----------------------
                                                     AMOUNT     PERCENTAGE    AMOUNT     PERCENTAGE
                                                    ---------   ----------   ---------   ----------
                                                           (ALL DOLLAR AMOUNTS IN THOUSANDS)
First mortgage bonds(2)...........................  $ 246,125       51.2%    $ 246,125       42.4%
Unsecured debt(2).................................          0        0.0       100,000       17.2
    Total long-term debt(2).......................    246,125       51.2       346,125       59.6
Common stockholders' equity.......................    234,665       48.8       234,665       40.4
                                                    ---------      -----     ---------      -----
    Total Capitalization..........................  $ 480,790      100.0%    $ 580,790      100.0%
                                                    =========      =====     =========      =====
Short-term debt...................................  $  59,000        N/A     $       0        N/A
                                                    =========      =====     =========      =====

------------------------

1 The "As Adjusted" amounts in the above table reflect the issuance and sale of the notes and the receipt and use of the net proceeds as described under "Use of Proceeds."

2   Excluding current maturities.

                              RECENT DEVELOPMENTS

    As more fully described in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, we have entered into an Agreement and Plan of Merger which provides for the merger of Empire with and into UtiliCorp United Inc. Our shareholders approved the merger on September 3, 1999 at a special meeting called for that purpose. No approval is required from UtiliCorp's shareholders. The closing of the merger is still conditioned upon, among other things, obtaining state and federal regulatory approvals.

    Missouri-American Water Company and Empire have terminated negotiations with respect to the proposed sale of our water system.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the notes, after deducting the underwriting discount and estimated offering expenses, are expected to be approximately $99.2 million. We expect to add the net proceeds from this offering to our general funds and to repay short-term indebtedness, including indebtedness incurred in connection with the redemption of our preferred stock and our construction program. At October 31, 1999, we had outstanding approximately $57.5 million of short-term indebtedness, bearing interest at an average rate of 5.6% per annum. For further information with respect to our capital requirements, please see our documents incorporated by reference.

                           CERTAIN TERMS OF THE NOTES

    The following information concerning the notes supplements, and should be read together with, the statements under "Description of Unsecured Debt Securities" in the accompanying prospectus.

GENERAL

    We will issue $100,000,000 principal amount of our Senior Notes,   % Series
due 2004 under an indenture dated September 10, 1999 between us and Norwest Bank Minnesota, National Association, the trustee.

    If the merger with UtiliCorp is completed, all of our outstanding debt securities, including these notes, will become UtiliCorp's obligations.

INTEREST AND MATURITY

    The notes will bear interest at the rate of   % per year. Interest on the
notes will accrue beginning       , 1999 and will be payable semi-annually on
      and       of each year, beginning       , 2000. Interest will be paid to
the person in whose name a note is registered at the close of business on the
      or       next preceding each interest payment date. The notes will mature
      , 2004.

RANKING

    The notes will rank equally with our other unsecured and unsubordinated debt. The notes will not be secured by any properties or assets. Our first mortgage bonds, which are secured by substantially all of our property, will effectively rank senior to the notes. As of September 30, 1999 we had approximately $246.1 million of outstanding first mortgage bonds. If the merger with UtiliCorp is completed, the notes will rank equally with UtiliCorp's other unsecured and unsubordinated debt and junior to all of UtiliCorp's secured debt. In addition, the notes would be structurally subordinated to any debt issued by UtiliCorp's subsidiaries.

REDEMPTION

    We may, at our option, redeem some or all of the notes at any time. If we redeem the notes prior to their maturity, we must pay you whichever of the following is greater:

    - 100% of the principal amount of the notes to be redeemed, or

    - a "make-whole" amount, which will be calculated as described below.

    When we redeem the notes, we must also pay all interest that has accrued to the redemption date on the redeemed notes. The redeemed notes will stop bearing interest on the redemption date, even if you do not collect your money.

    CALCULATION OF MAKE WHOLE AMOUNT: The "make whole" amount will equal the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the Treasury Rate (as defined below) plus basis points.

        "REMAINING SCHEDULED PAYMENTS" means the remaining scheduled payments of the principal and interest that would be due if the notes selected for redemption were not redeemed. However, if the redemption date is not a scheduled interest payment date, the amount of the next succeeding scheduled interest payment on these notes will be reduced by the amount of interest accrued on these notes to the redemption date.

        "TREASURY RATE" means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for the redemption date. The semiannual equivalent yield to maturity will be computed as of the third business day immediately preceding the redemption date.

        "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by Salomon Smith Barney Inc. or its affiliates as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of the notes.

        "COMPARABLE TREASURY PRICE" means the average of three Reference Treasury Dealer Quotations (as defined below) obtained by the trustee for the redemption date.

        "REFERENCE TREASURY DEALERS" means Salomon Smith Barney Inc. and its successors, so long as it or any of its successors continues to be a primary U.S. Government securities dealer, and any two other primary U.S. Government securities dealers chosen by us. If Salomon Smith Barney Inc. or any of its successors ceases to be a primary U.S. Government securities dealer, we will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

        "REFERENCE TREASURY DEALER QUOTATION" means the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

    We will give notice to holders of notes to be redeemed by first-class mail at least 30 days but not more than 60 days prior to the date fixed for redemption. The notice of redemption may provide that the redemption is conditioned upon the occurrence of certain events before the date fixed for redemption. If any of these events fail to occur and are not waived by us, the notice of redemption shall be of no effect, we will be under no obligation to redeem the notes or pay you any redemption proceeds, and our failure to so redeem the notes will not be considered a default or event of default under the indenture. If fewer than all of the notes are to be redeemed, the trustee will select the particular notes, or portions thereof, for redemption from the outstanding notes by such method as the trustee considers fair and appropriate.

    On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption unless, in the case of an unconditional notice of redemption, we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date.

    The notes will not be subject to a sinking fund.

BOOK-ENTRY SYSTEM

    The Depository Trust Company ("DTC") will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered note (the "Global Note") certificate will be issued for the notes, in the aggregate principal amount of $100,000,000, and will be deposited with DTC.

    We understand that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

    Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

    To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices, if any, will be sent to DTC. If less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in the notes to be redeemed.

    Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to Empire as soon as possible after the relevant record date. The Omnibus Proxy assigns Cede & Co.'s (or such other DTC nominee's) consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments and any redemption proceeds on the notes will be made to Cede & Co. or such other name as may be requested by an authorized representative of DTC. DTC has advised us and Norwest that its present practice is, upon receipt of any payment of principal or interest or any redemption proceeds, to immediately credit the accounts of the Direct Participants with such payment in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, Norwest or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest and any redemption proceeds to DTC is the responsibility of us or Norwest, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or Norwest. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered.

    We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

    Beneficial Owners should consult with the Direct Participant or Indirect Participant from whom they purchased a book-entry interest to obtain information concerning the system maintained by such Direct Participant or Indirect Participant to record such interests, to make payments and to forward notices of redemption and other information.

    None of us, the underwriter or Norwest has any responsibility or liability for any aspects of the records or notices relating to, or payments made on account of, book-entry interest ownership, or for maintaining, supervising or reviewing any records relating to that ownership.

    The following Year 2000 disclosure has also been provided by DTC: DTC management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and income payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as third party vendors on whom DTC relies for information or for the provision of services, including telecommunication and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of those services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the purchase agreement dated on the date hereof, the underwriter, Salomon Smith Barney Inc., has agreed to purchase from us, and we have agreed to sell to the underwriter, $100,000,000 aggregate principal amount of the notes.

    The purchase agreement provides that the obligation of the underwriter to purchase the notes included in this offering is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriter is obligated to purchase all the notes if it purchases any of the notes.

    The underwriter proposes to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price
less a concession not in excess of       % of the principal amount of the notes.
The underwriter may allow, and such dealers may reallow a concession not in
excess of       % of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the underwriter.

    The following table shows the underwriting discount and commission to be paid to the underwriter by us in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                              PAID BY EMPIRE
                                                              --------------
Per note....................................................          %

    In connection with this offering and in compliance with applicable law, Salomon Smith Barney Inc. may purchase and sell notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriter in the offering, which creates a short position. Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriter also may impose a penalty bid. Penalty bids permit the underwriter to reclaim a selling concession from a dealer when Salomon Smith Barney Inc., in covering short positions or making stabilizing purchases, repurchases notes originally sold by that dealer.

    Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

    We estimate that our total expenses for this offering will be $175,000.

    Salomon Smith Barney Inc. acted as our financial advisor in connection with the merger with UtiliCorp and has and will receive fees as described in our proxy statement for our special meeting of stockholders held on September 3, 1999, which is incorporated by reference into this prospectus supplement. Salomon Smith Barney Inc. also acted as our solicitation agent in connection with a consent solicitation for our first mortgage bonds, for which it received customary compensation. In addition, Salomon Smith Barney Inc. has performed certain other investment banking and advisory services for us from time to time for which it has received customary fees and expenses. Salomon Smith
Barney Inc. and its affiliates may, from time to time in the future, engage in commercial banking, general financing and/or investment banking transactions with and perform other services for us in the ordinary course of their business.

    There is currently no public market for the notes. We have been advised by the underwriter that it intends to make a market in the notes, but that it is not obligated to do so and may discontinue making a market at any time without notice. We currently have no intention to list the notes on any securities exchange, and we cannot assure you as to whether an active trading market for the notes will develop or as to the liquidity of any trading market for the notes.

    We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of any of those liabilities.

PROSPECTUS

                                  $150,000,000
                      THE EMPIRE DISTRICT ELECTRIC COMPANY
                                  COMMON STOCK
                           UNSECURED DEBT SECURITIES
                              FIRST MORTGAGE BONDS

                                   ---------

    We may offer from time to time:

    - shares of our common stock;

    - our unsecured debt securities, in one or more series; and

    - our first mortgage bonds, in one or more series.

    The aggregate initial offering price of the securities that we offer will not exceed $150,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offering.

    We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in the securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

    Our common stock is listed on the New York Stock Exchange under the trading symbol "EDE".

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

The date of this prospectus is September 30, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    Reports, proxy statements and other information concerning Empire can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    Information concerning UtiliCorp United Inc. is available from the same sources as given above with respect to Empire. We have announced plans for a merger of Empire with and into UtiliCorp. Please see "Information About Empire" for more details.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

    - Our Annual Report on Form 10-K for the year ended December 31, 1998.

    - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

    - Our Proxy Statement for our special meeting of stockholders held on September 3, 1999 which is dated August 2, 1999.

    - The description of our preference stock purchase rights as set forth in our Registration Statement on Form 8-A/A dated June 17, 1999.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                             Corporate Secretary
                             The Empire District Electric Company
                             602 Joplin Street
                             Joplin, Missouri 64801
                             Tel: (417) 625-5100

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD LOOKING STATEMENTS

    Certain matters discussed in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future plans, objectives, expectations and events or conditions concerning various matters such as capital expenditures (including those planned in connection with the State Line expansion project), earnings, competition, litigation, rate and other regulatory matters, liquidity and capital resources, Year 2000 readiness (including estimated costs, completion dates, risks and contingency plans) and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors such as:

    - the cost and availability of purchased power and fuel;

    - a significant delay in the expected completion of, and unexpected consequences resulting from, the merger with UtiliCorp;

    - electric utility restructuring, including ongoing state and federal activities;

    - weather, business and economic conditions;

    - legislation;

    - regulation, including rate relief and environmental regulation (such as NOx regulation);

    - competition, including the impact of deregulation on off-system sales; and

    - other circumstances affecting anticipated rates, revenues and costs.

                            INFORMATION ABOUT EMPIRE

    Based in Joplin, Missouri, we are an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. We currently serve approximately 145,000 electric customers in parts of Missouri, Kansas, Oklahoma and Arkansas. We also provide monitored security, fiber optic service and decorative lighting. The territory served by our electric operations comprises an area of about 10,000 square miles and has a population of more than 330,000. Our executive offices are located at 602 Joplin Street, Joplin, Missouri 64801, telephone number (417) 625-5100.

    On May 11, 1999 we announced that we had entered into an Agreement and Plan of Merger dated as of May 10, 1999 which provides for the merger of Empire with and into UtiliCorp United Inc., with UtiliCorp as the surviving company. The closing of the merger is conditioned, among other things, upon obtaining state and federal regulatory approvals. We expect that all of these conditions will be met and the merger will become effective by the end of 2000. Upon the effective time of merger, all shares of our common stock will be converted into UtiliCorp common stock or cash (in accordance with the terms of the merger agreement) and UtiliCorp will become obligated with respect to all of our outstanding unsecured debt securities and our outstanding first mortgage bonds. For further information relating to the merger and the merger agreement, please see our proxy statement for our special meeting of stockholders held on September 3, 1999, which is incorporated by reference into this prospectus.

                          INFORMATION ABOUT UTILICORP

    UtiliCorp is a multinational energy and energy services company headquartered in Kansas City, Missouri. It has regulated utility operations in eight states and energy operations in New Zealand, Australia, the United Kingdom and Canada. It also owns non-utility subsidiaries involved in energy trading; natural gas gathering, processing and transportation; energy efficiency services and various other energy-related businesses. UtiliCorp's executive offices are located at 20 West Ninth Street, P.O. Box 13287, Kansas City, Missouri 64199-3287, telephone number (816) 421-6600.

    While we have included or incorporated in this prospectus by reference information about UtiliCorp insofar as it is known or reasonably available to us, UtiliCorp is not affiliated with us. Although we have no knowledge that would indicate that statements relating to UtiliCorp contained or incorporated by reference in this prospectus in reliance upon publicly available information are inaccurate or incomplete, we were not involved in the preparation of such information and statements and, for the foregoing reasons, are not in a position to verify any such information or statements.

                                USE OF PROCEEDS

    The proceeds from the sale of the securities will be used as described in the prospectus supplement by which the securities are offered.

                                EARNINGS RATIOS

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                               TWELVE MONTHS                 YEAR ENDED DECEMBER 31,
                                                   ENDED       ----------------------------------------------------
                                               JUNE 30, 1999     1998       1997       1996       1995       1994
                                               -------------   --------   --------   --------   --------   --------
Ratio of earnings to fixed charges:                3.02x        3.32x      3.01x      3.11x      2.90x      3.16x

    For purposes of calculating these ratios, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense plus the estimated interest portion of rent expense.

    The ratios for future periods will be included in our reports on Forms 10-K and 10-Q. These reports are incorporated by reference into this prospectus at the time they are filed.

                    DESCRIPTION OF UNSECURED DEBT SECURITIES

    The unsecured debt securities will be our direct unsecured general obligations. The unsecured debt securities will be either senior unsecured debt securities, subordinated unsecured debt securities or junior subordinated unsecured debt securities. The unsecured debt securities will be issued in one or more series under the indenture between us and Norwest Bank Minnesota, National Association, as trustee, and under a securities resolution (which may be in the form of a board resolution or a supplemental indenture) authorizing the particular series.

    We have summarized selected provisions of the indenture below. The summary is not complete. The indenture and a form of securities resolution are filed as exhibits to the registration statement of which this prospectus is a part. The securities resolution for each series will be filed or incorporated by reference as an exhibit to the registration statement. You should read the indenture and the applicable securities resolution for provisions that may be important to you. In the summary below, we have included references to section numbers in the indenture so that you can easily find those provisions. The particular terms of any unsecured debt securities we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the unsecured debt securities described below and in the indenture. For a description of the terms of any series of unsecured debt securities, you should also review both the prospectus supplement relating to that series and the description of the unsecured debt securities set forth in this prospectus before making an investment decision.

GENERAL

    The indenture does not significantly limit our operations. In particular, it does not:

    - limit the amount of unsecured debt securities that we can issue under the indenture;

    - limit the number of series of unsecured debt securities that we can issue from time to time;

    - restrict the total amount of debt that we may incur; or

    - contain any covenant or other provision that is specifically intended to afford any holder of the unsecured debt securities special protection in the event of highly leveraged transactions or any other transactions resulting in a decline in our ratings or credit quality.

    As of the date of this prospectus, there are no unsecured debt securities outstanding under the indenture. The ranking of a series of unsecured debt securities with respect to all of our other indebtedness will be established by the securities resolution creating the series.

    If the merger with UtiliCorp is completed, all outstanding unsecured debt securities will become UtiliCorp's obligations.

    Although the indenture permits the issuance of unsecured debt securities in other forms or currencies, the unsecured debt securities covered by this prospectus will only be denominated in U.S. dollars in registered form without coupons, unless otherwise indicated in the applicable prospectus supplement.

TERMS

    A prospectus supplement and a securities resolution relating to the offering of any series of unsecured debt securities will include specific terms relating to the offering. The terms will include some or all of the following:

    - the designation, aggregate principal amount, currency or composite currency and denominations of the unsecured debt securities;

    - the price at which the unsecured debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

    - the maturity date and other dates, if any, on which the principal of the unsecured debt securities will be payable;

    - the interest rate or rates, if any, or method of calculating the interest rate or rates which the unsecured debt securities will bear;

    - the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

    - the manner of paying principal and interest on the unsecured debt securities;

    - the place or places where principal and interest will be payable;

    - the terms of any mandatory or optional redemption of the unsecured debt securities by us, including any sinking fund;

    - the terms of any conversion or exchange right;

    - the terms of any redemption of unsecured debt securities at the option of holders;

    - any tax indemnity provisions;

    - if payments of principal or interest may be made in a currency other than U.S. Dollars, the manner for determining such payments;

    - the portion of principal payable upon acceleration of any discounted unsecured debt security (as described below);

    - whether and upon what terms unsecured debt securities may be defeased (which means that we would be discharged from our obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the unsecured debt securities of the series);

    - whether any events of default or covenants in addition to or instead of those set forth in the indenture apply;

    - provisions for electronic issuance of unsecured debt securities or for unsecured debt securities in uncertificated form;

    - the ranking of the unsecured debt securities, including the relative degree, if any, to which the unsecured debt securities of such series are subordinated to one or more other series of unsecured debt securities in right of payment, whether outstanding or not;

    - any provisions relating to extending or shortening the date on which the principal and premium, if any, of the unsecured debt securities of the series is payable;

    - any provisions relating to the deferral of payment of any interest; and

    - any other terms not inconsistent with the provisions of the indenture, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the unsecured debt securities. (Section 2.01)

    We may issue unsecured debt securities of any series as registered unsecured debt securities, bearer unsecured debt securities or uncertificated unsecured debt securities, and in such denominations as we specify in the securities resolution and prospectus supplement for the series. (Section 2.01)

    In connection with its original issuance, no bearer unsecured debt security will be offered, sold or delivered to any location in the United States. We may deliver a bearer unsecured debt security in definitive form in connection with its original issuance only if a certificate in a form we specify to comply with United States laws and regulations is presented to us. (Section 2.04)

    A holder of registered unsecured debt securities may request registration of a transfer upon surrender of the unsecured debt security being transferred at any agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. (Sections 2.03 and 2.07)

    We may issue unsecured debt securities under the indenture as discounted unsecured debt securities to be offered and sold at a substantial discount from the principal amount of those unsecured debt securities. Special United States federal income tax and other considerations applicable to discounted unsecured debt securities will be described in the related prospectus supplement. A discounted unsecured debt security is an unsecured debt security where the amount of principal due upon acceleration is less than the stated principal amount. (Sections 1.01 and 2.10)

CONVERSION AND EXCHANGE

    The terms, if any, on which unsecured debt securities of any series will be convertible into or exchangeable for our common stock or other equity or debt securities, property, cash or obligations, or a combination of any of the foregoing, will be summarized in the prospectus supplement relating to the series. The terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder or at our option. (Section 9.01)

CERTAIN COVENANTS

    Any restrictive covenants which may apply to a particular series of unsecured debt securities will be described in the related prospectus supplement.

RANKING OF UNSECURED DEBT SECURITIES

    Unless stated otherwise in a prospectus supplement, the unsecured debt securities issued under the indenture will rank equally and ratably with our other unsecured and unsubordinated debt. The unsecured debt securities will not be secured by any properties or assets and will represent our unsecured debt.

    Our first mortgage bonds, which are secured by substantially all of our property, will effectively rank senior to any of our unsecured debt securities to the extent of the value of the property so securing our first mortgage bonds. If we become bankrupt, liquidate or reorganize, the trustees for the first mortgage bonds could use this collateral property to satisfy our obligations under the first mortgage bonds before holders of unsecured debt securities would receive any payments. As of June 30, 1999 we had approximately $246.1 million of outstanding first mortgage bonds. If the merger with UtiliCorp is completed, all of UtiliCorp's secured debt also will effectively rank senior to the unsecured debt securities. In addition, the unsecured debt securities would be structurally subordinated to any debt issued by UtiliCorp's subsidiaries.

SUCCESSOR OBLIGOR

    The indenture provides that, unless otherwise specified in the securities resolution establishing a series of unsecured debt securities, we will not consolidate with or merge into another company if we are not the survivor and we will not transfer all or substantially all of our assets to another company unless:

    - that company is organized under the laws of the United States or a state or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state;

    - that company assumes by supplemental indenture all of our obligations under the indenture, the unsecured debt securities and any coupons;

    - all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and

    - immediately after the transaction no default exists under the indenture.

    However, the indenture allows us to merge with and into UtiliCorp
United Inc., with UtiliCorp as the survivor, pursuant to an Agreement and Plan of Merger dated as of May 10, 1999, without complying with the above restrictions. In any case, the successor shall be substituted for us as if it had been an original party to the indenture, securities resolutions and unsecured debt securities. Thereafter the successor may exercise our rights and powers under the indenture, the unsecured debt securities and any coupons, and all of our obligations under those documents will terminate. (Section 5.01)

EXCHANGE OF UNSECURED DEBT SECURITIES

    Registered unsecured debt securities may be exchanged for an equal principal amount of registered unsecured debt securities of the same series and date of maturity in the denominations requested by the holders upon surrender of the registered unsecured debt securities at an agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. The agent may require a holder to pay an amount sufficient to cover any taxes imposed on an exchange of registered unsecured debt securities. (Section 2.07)

DEFAULTS AND REMEDIES

    Unless the securities resolution establishing the series provides for different events of default, in which event the prospectus supplement will describe the change, an event of default with respect to a series of unsecured debt securities will occur if:

    - we default in any payment of interest on any unsecured debt securities of that series when the payment becomes due and payable and the default continues for a period of 60 days;

    - we default in the payment of the principal or premium, if any, of any unsecured debt securities of the series when those payments become due and payable at maturity or upon redemption, acceleration or otherwise;

    - we default in the payment or satisfaction of any sinking fund obligation with respect to any unsecured debt securities of the series as required by the securities resolution establishing the series and the default continues for a period of 60 days;

    - we default in the performance of any of our other agreements applicable to the series and the default continues for 90 days after the notice specified below;

    - pursuant to or within the meaning of any Bankruptcy Law (as defined below), we:

     -- commence a voluntary case,

     -- consent to the entry of an order for relief against us in an involuntary case,

     -- consent to the appointment of a custodian for us and for all or substantially all of our property, or

     -- make a general assignment for the benefit of our creditors;

    - a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that remains unstayed and in effect for 60 days and that:

     -- is for relief against us in an involuntary case,

     -- appoints a custodian for us and for all or substantially all of our property, or

     -- orders us to liquidate; or

    - there occurs any other event of default provided for in such series. (Section 6.01)

    The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law. (Section 6.01)

    A default under the indenture means any event which is, or after notice or passage of time would be, an event of default under the indenture. A default under the fourth bullet point above is not an event of default until the trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. (Section 6.01)

    If an event of default occurs under the indenture and is continuing on a series, the trustee by notice to us, or the holders of at least 25% in principal amount of the series by notice both to us and to the trustee, may declare the principal of and accrued interest on all the unsecured debt securities of the series to be due and payable immediately.

    The holders of a majority in principal amount of a series of unsecured debt securities, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

    If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series. (Section 6.03)

    The trustee may require indemnity satisfactory to it before it performs any duty or exercises any right or power under the indenture or the unsecured debt securities which it reasonably believes may expose it to any loss, liability or expense. (Section 7.01) With some limitations, holders of a majority in principal amount of the unsecured debt securities of the series may direct the trustee in its exercise of any trust or power with respect to that series. (Section 6.05) Except in the case of default in payment on a series, the trustee may withhold notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. (Section 7.04) We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the indenture.
(Section 4.04)

    The indenture does not have a cross-default provision. Thus, a default by us on any other debt, including our first mortgage bonds or any other series of unsecured debt securities, would not constitute an event of default under the indenture. A securities resolution, however, may provide for a cross-default provision. In that case, the prospectus supplement will describe the terms of that provision.

AMENDMENTS AND WAIVERS

    The indenture and the unsecured debt securities or any coupons of the series may be amended, and any default may be waived as follows:

    Unless the securities resolution provides otherwise, in which event the prospectus supplement will describe the revised provision, we and the trustee may amend the unsecured debt securities, the indenture and any coupons with the written consent of the holders of a majority in principal amount of the unsecured debt securities of all series affected voting as one class.
(Section 10.02)

    However, without the consent of each unsecured debt security holder affected, no amendment or waiver may:

    - reduce the principal amount of unsecured debt securities whose holders must consent to an amendment or waiver;

    - reduce the interest on or change the time for payment of interest on any unsecured debt security (except an election to defer interest in accordance with the applicable securities resolution);

    - change the fixed maturity of any unsecured debt security (subject to any right we may have retained in the securities resolution and described in the prospectus supplement);

    - reduce the principal of any non-discounted unsecured debt security or reduce the amount of the principal of any discounted unsecured debt security that would be due on acceleration thereof;

    - change the currency in which the principal or interest on an unsecured debt security is payable;

    - make any change that materially adversely affects the right to convert or exchange any unsecured debt security; or

    - change the provisions in the indenture relating to waiver of past defaults or relating to amendments with the consent of holders (except to increase the amount of unsecured debt securities whose holders must consent to an amendment or waiver or to provide that other provisions of the indenture cannot be amended or waived without the consent of each holder affected thereby).

    Without the consent of any unsecured debt security holder, we may amend the indenture or the unsecured debt securities:

    - to cure any ambiguity, omission, defect or inconsistency;

    - to provide for the assumption of our obligations to unsecured debt security holders by the surviving company in the event of a merger or consolidation requiring such assumption;

    - to provide that specific provisions of the indenture shall not apply to a series of unsecured debt securities not previously issued;

    - to create a series of unsecured debt securities and establish its terms;

    - to provide for a separate trustee for one or more series of unsecured debt securities; or

    - to make any change that does not materially adversely affect the rights of any unsecured debt security holder. (Section 10.01)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Unsecured debt securities of a series may be defeased at any time in accordance with their terms and as set forth in the indenture and described briefly below, unless the securities resolution establishing the terms of the series otherwise provides. Any defeasance may terminate all of our obligations (with limited exceptions) with respect to a series of unsecured debt securities and the indenture ("legal defeasance"), or it may terminate only our obligations under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

    We may exercise our legal defeasance option even though we have also exercised our covenant defeasance option. If we exercise our legal defeasance option, that series of unsecured debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, that series of unsecured debt securities may not be accelerated by reference to any restrictive covenants which may be applicable to that particular series. (Section 8.01)

    To exercise either defeasance option as to a series of unsecured debt securities, we must:

    - irrevocably deposit in trust (the "defeasance trust") with the trustee under the indenture or another trustee money or U.S. government obligations;

    - deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations, without reinvestment, plus any deposited money without investment, will provide cash at the times and in the amounts necessary to pay the principal, premium, if any, and interest when due on all unsecured debt securities of the series to maturity or redemption, as the case may be; and

    - comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.

U.S. government obligations are direct obligations of (a) the United States or
(b) an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case (a) or
(b), have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option. It also includes certificates representing an ownership interest in such obligations. (Section 8.02)

REGARDING THE TRUSTEE

    Norwest Bank Minnesota, National Association will act as trustee and registrar for unsecured debt securities issued under the indenture and, unless otherwise indicated in a prospectus supplement, Norwest will also act as transfer agent and paying agent with respect to the unsecured debt securities. (Section 2.03) We may remove the trustee with or without cause if we so notify the trustee three months in advance and if no default occurs during the three-month period. (Section 7.07)

                      DESCRIPTION OF FIRST MORTGAGE BONDS

    The first mortgage bonds will be issued as one or more new series under the Indenture of Mortgage and Deed of Trust, dated as of September 1, 1944, between us and Harris Trust and Savings Bank ("Principal Trustee") and State Street Bank and Trust Company of Missouri, N.A., as trustees, as heretofore amended and supplemented and as to be supplemented by a supplemental indenture for each series of first mortgage bonds. In this prospectus, we refer to the original indenture as so amended and supplemented as the "mortgage."

    We have summarized selected provisions of the mortgage below. The summary is not complete. The mortgage (including certain supplemental indentures) are filed as exhibits to the registration statement of which this prospectus is a part. The supplemental indenture for each new series will be filed or incorporated by reference as an exhibit to the registration statement. You should read the indenture and the applicable supplemental indenture for provisions that may be important to you. In the summary below, we have included references to section numbers in the mortgage so that you can easily find those provisions. The particular terms of any first mortgage bonds we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the first mortgage bonds described below and in the mortgage. For a description of the terms of any series of first mortgage bonds, you should also review both the prospectus supplement relating to that series and the description of the first mortgage bonds set forth in this prospectus before making an investment decision.

GENERAL

    Each series of first mortgage bonds will mature on the date or dates and bear interest, payable semi-annually, at the rate or rates set forth, or determined as set forth, in the prospectus supplement by which the series of first mortgage bonds is offered.

    We have has designated the principal office of Harris Trust and Savings Bank in the city of Chicago, Illinois, as our office or agency where principal, premium (if any), and interest on the first mortgage bonds will be payable. Unless the prospectus supplement with respect to a series of first mortgage bonds provides otherwise, interest on that series of first mortgage bonds will be paid to the person in whose name such first mortgage bond is registered at the close of business on the 15th day of the month preceding the interest payment date in respect thereof. The first mortgage bonds will be issued as fully registered bonds, without coupons, in denominations of $1,000 and integral multiples thereof. The first mortgage bonds will be transferable without any service or other charge by us or the principal trustee except stamp or other taxes and other governmental charges, if any. (Article I of the supplemental indenture relating to each series of first mortgage bonds.)

    If the merger with UtiliCorp is completed, all outstanding first mortgage bonds will become UtiliCorp's obligations.

SECURITY

    The first mortgage bonds will rank equally, except as to any sinking fund or similar fund provided for a particular series, with all bonds at any time outstanding under the mortgage. In the opinion of our counsel, Spencer, Scott & Dwyer, P.C., the mortgage constitutes a first mortgage lien on substantially all the fixed property and franchises owned by us, other than property specifically excepted, subject only to permitted encumbrances as defined in the mortgage and, as to after-acquired property, to liens thereon existing or liens placed thereon at the time of acquisition for unpaid portions of the purchase price. The principal properties subject to the lien of the mortgage are the electric properties that we own. (Granting and Habendum Clauses and Sections 1.04 and 1.05)

    The mortgage contains restrictions on

    - the acquisition of property (other than electric equipment subject to chattel mortgages or similar liens) subject to a prior lien securing indebtedness exceeding 60% of the sum of the fair value of the property and 166 2/3% of the amount of bonds issuable on the basis of property additions; and

    - the issuance of bonds, withdrawal of cash or release of property on the basis of property additions; subject to a prior lien and prior lien bonds.

    In addition, indebtedness secured by a prior lien on property at the time of its acquisition may not be increased unless the evidences of such increases are pledged with the principal trustee. (Sections 1.05, 4.16, 4.18 and 4.20)

    If the merger with UtiliCorp is completed, the first mortgage bonds will continue to be secured by the property that was ours prior to the merger and by any additions or improvements to that property.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

    The mortgage limits the aggregate principal amount of the bonds at any one time outstanding to $1,000,000,000. (Section 2.01, as amended by the fourteenth supplemental indenture)

    Additional first mortgage bonds may be issued under the mortgage in a principal amount equal to

    (a) 60% of net property additions (as defined in the mortgage) acquired or constructed after September 1, 1944;

    (b) the principal amount of certain retired bonds or prior lien bonds; and

    (c) the amount of cash deposited with the principal trustee. (Article 3 of the mortgage)

    No bonds may be issued as provided in clauses (a) and (c) above, nor as provided in clause (b) above with certain exceptions, unless our net earnings (as defined in Section 1.06 of the mortgage) are at least two times the annual interest on all first mortgage bonds (including the first mortgage bonds proposed to be issued) and indebtedness secured by a prior lien. (Article 3) Net earnings are computed without deduction of

    - income and profits taxes (as defined in the mortgage);

    - expenses or provisions for interest on any indebtedness, or for any sinking or similar fund for retirement of indebtedness; or

    - amortization of debt discount and expense. (Section 1.06)

    Property additions must consist of property used or useful in the electric business acquired or constructed by us after September 1, 1944. (Section 1.05)

    We may withdraw cash deposited under clause (c) above in an amount equal to the first mortgage bonds issuable pursuant to clauses (a) and (b) above without regard to net earnings, or we may apply that cash to the purchase or redemption of first mortgage bonds of any series designated by us. (Sections 3.09, 3.10 and 8.11)

REDEMPTION PROVISIONS

    Any provisions relating to the optional and mandatory redemption by us of each series of first mortgage bonds will be as set forth in the prospectus supplement by which each such series is to be offered.

    Supplemental indentures under which certain outstanding series of first mortgage bonds were issued allow the holders of those bonds to require us to redeem or purchase them under certain circumstances. Provisions providing for mandatory redemption of any series of first mortgage bonds upon demand by the holders thereof will be as set forth in the prospectus supplement by which each such series is to be offered.

    Sinking fund provisions applicable to a series of first mortgage bonds, if any, will be as set forth in the prospectus supplement by which such series is to be offered.

MAINTENANCE AND REPLACEMENT FUND

    The mortgage does not provide for a maintenance and replacement fund for any series of first mortgage bonds.

DIVIDEND RESTRICTION

    So long as any of the existing first mortgage bonds are outstanding, we will not declare or pay any dividends (other than dividends payable in shares of our common stock) or make any other distribution on, or purchase (other than with the proceeds of additional common stock financing) any shares of, our common stock if the cumulative aggregate amount thereof after August 31, 1944 (excluding the first quarterly dividend of $98,000) would exceed the earned surplus accumulated after August 31, 1944. (Section 4.11, as continued by the supplemental indentures relating to the existing first mortgage bonds and as amended by the thirtieth supplemental indenture) Unless the merger with UtiliCorp is completed, the August 31, 1944 dates in the prior sentence shall be replaced by the date of succession in the event that another company succeeds to our rights and liabilities by way of a merger or consolidation. If we choose to continue this dividend restriction in a new series of first mortgage bonds issued with this prospectus, the prospectus supplement and supplemental indenture relating to that series will so state.

EVENTS OF DEFAULT

    The mortgage provides generally that the following events constitute defaults under the mortgage:

    - failure for 60 days to pay any interest due on any outstanding first mortgage bonds;

    - failure to pay when due the principal of any outstanding first mortgage bonds or the principal of or interest on any outstanding prior lien bonds;

    - failure to perform or observe for 90 days after notice of such failure any other of the covenants, agreements or conditions of the mortgage (including the supplemental indentures) or any of the outstanding first mortgage bonds; and

    - the occurrence of insolvency, bankruptcy, receivership or similar events. (Section 9.01)

    Upon the occurrence and continuation of a default, either of the trustees, or the holders of not less than 25% in principal amount of the outstanding first mortgage bonds may declare the first mortgage bonds immediately due and payable, but the holders of a majority in principal amount of the first mortgage bonds may rescind a declaration and its consequences if that default has been cured. (Section 9.01)

    The holders of not less than 75% in principal amount of the outstanding first mortgage bonds (including not less than 60% in aggregate principal amount of first mortgage bonds of each series) may waive any default under the mortgage, except a default in payment of principal of, or premium or interest on, the first mortgage bonds and a default arising from the creation of any lien prior to or on a parity with the lien of the mortgage. (Section 9.21)

    We are required to file with the principal trustee such information, documents and reports with respect to our compliance with the conditions and covenants of the mortgage as may be required by the rules and regulations of the SEC. No periodic evidence is required to be furnished, however, as to the absence of defaults. (Article 9)

MODIFICATION OF THE MORTGAGE

    The mortgage and the rights of bondholders may be modified with the consent (in writing or given at a meeting of bondholders) of the holders of not less than 60% in principal amount of the first mortgage bonds then outstanding or, in the event that all series are not so affected, of not less than 60% in principal amount of the outstanding first mortgage bonds of all series which may be affected by any such modification voting together. Without the consent of the holder of each first mortgage bond affected, the bondholders have no power to:

    - extend the time of payment of the principal of or interest on any first mortgage bonds;

    - reduce the principal amount of or the rate of interest on any first mortgage bonds or otherwise modify the terms of payment of principal or interest;

    - permit the creation of any lien ranking prior to or on a parity with the lien of the mortgage with respect to any of the mortgaged property;

    - deprive any non-assenting bondholder of a lien upon the mortgaged property for the security of such bondholder's bonds; or

    - reduce the percentage of bondholders necessary to modify the mortgage.

    Such prohibition against modification does not prevent abolition of or changes in any sinking or other fund. (Article 15, as amended by the twenty-fourth supplemental indenture)

CONCERNING THE TRUSTEES

    We maintain a line of credit with the principal trustee and have other banking and trust relationships with each of the trustees.

    The mortgage provides that the holders of a majority in principal amount of the outstanding first mortgage bonds will have the right to require the trustees to take certain action on behalf of the bondholders. Under certain circumstances, however, the trustees may decline to follow such directions or to exercise certain of their powers. Prior to taking such action, the trustees are entitled to indemnity satisfactory to them against costs, expenses and liabilities that may be incurred in the course of such action. This right does not, however, impair the absolute right of any bondholder to enforce payment of the principal of and interest on the holder's first mortgage bonds when due. (Sections 9.16 and 9.17)

                          DESCRIPTION OF COMMON STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Our authorized capital stock consists of 100,000,000 shares of common stock, of which 17,234,780 shares were outstanding as of June 30, 1999, 5,000,000 shares of cumulative preferred stock, of which no shares are outstanding, and 2,500,000 shares of preference stock, of which 500,000 shares are available for issuance under a rights agreement between Empire and ChaseMellon Shareholder Services.

    If the merger with UtiliCorp is completed, in exchange for each share of our common stock, our stockholders will have the option to receive $29.50 in cash or shares of UtiliCorp common stock with an average trading price of $29.50, in each case, subject to the adjustments described below.

    The merger agreement with UtiliCorp contains a collar provision under which the value of the merger consideration per share will decrease if UtiliCorp's common stock is below $22 per share preceding the closing of the merger and will increase if UtiliCorp's common stock is above $26 per share preceding the closing of the merger. Holders of our common stock may elect to take cash or stock, but total cash paid to them will be limited to no more than 50% of the total merger consideration, and the UtiliCorp common stock that may be issued in the merger is limited to 19.9% of the then outstanding common stock of UtiliCorp.

DIVIDEND RIGHTS

    Holders of our common stock are entitled to dividends, if, as and when declared by our board of directors out of funds legally available therefore subject to the prior rights of holders of our outstanding cumulative preferred and preference stock, if any, and our first mortgage bonds.

    Holders of our cumulative preferred or preference stock, if any, will be entitled to receive cumulative dividends if and when declared by our board of directors, and no dividend may be paid on our common stock unless full dividends on any outstanding cumulative preferred and preference stock have been paid or declared and set apart for payment and any required sinking fund payments with respect to such stock have been made.

    Our first mortgage bond indenture also restricts our ability to pay dividends on our common stock. Please see "Description of First Mortgage Bonds--Dividend Restriction".

VOTING RIGHTS

    Subject to the voting rights of holders of the cumulative preferred and preference stock, if any, and any series thereof, each holder of common stock is entitled to one vote per share.

    Holders of the cumulative preferred stock will not be entitled to vote except:

    - as required by the laws of the State of Kansas;

    - upon a proposal to merge or consolidate or to sell substantially all of our assets;

    - upon proposals to authorize or issue specified shares of cumulative preferred stock or to create, issue or assume specified indebtedness or to amend our Restated Articles of Incorporation in a way that would adversely affect any of the preferences or other rights given to holders of the cumulative preferred stock, if any; or

    - if dividends payable on outstanding shares of the cumulative preferred stock, if any, shall be accumulated and unpaid in an amount equivalent to four full quarterly dividends (in this case, until those dividends are paid, holders of preferred stock would have the right to elect a majority of our board of directors and have the right to vote, together with the holders of common stock and the holders of preference stock, if any, entitled to vote, on all questions other than for the election of directors).

    Holders of any series of preference stock (subject to the prior rights of holders of any outstanding cumulative preferred stock) will have such voting rights as may be fixed by our board of directors for such series. Holders of preference stock will not otherwise be entitled to vote except as may be required by the laws of the State of Kansas.

PREFERENCE STOCK PURCHASE RIGHTS

    Each Share of our common stock carries with it one-half of one preference stock purchase right. For a full description of those rights, please see our Form 8-A/A Registration Statement dated June 19, 1999, which is incorporated into this prospectus by reference.

ARTICLES OF INCORPORATION

    BUSINESS COMBINATIONS. Our articles require the affirmative vote of at least 80% of all outstanding shares of our voting stock to approve any Business Combination, as defined below, with a Substantial Stockholder, as defined below. For this purpose, a Substantial Stockholder means any person or company that owns 5% of our outstanding voting stock. A Business Combination means:

    - any merger, consolidation or share exchange involving Empire;

    - any sale or other disposition by us to a Substantial Stockholder, or by a Substantial Stockholder to us, of assets worth $10 million or more;

    - the issuance or transfer by us of securities worth $10 million or more;

    - the adoption of any plan of liquidation or dissolution proposed by a Substantial Stockholder; or

    - any recapitalization or other restructuring of Empire that has the effect of increasing the proportionate ownership of a Substantial Stockholder.

    The 80% voting requirement does not apply if at least two-thirds of our Continuing Directors, as defined below, approve the Business Combination, or all of the following conditions have been met:

    - the ratio of (1) the per share consideration received by our stockholders in the Business Combination to (2) the fair market value of our stock immediately before the announcement of the Business Combination is at least equal to the ratio of (1) the highest price per share that the Substantial Stockholder paid for any shares of stock within the 2-year period prior to the Business Combination to (2) the fair market value of our stock immediately prior to the initial acquisition by the Substantial Stockholder of any stock during the 2-year period;

    - the per share consideration received by our stockholders in the Business Combination must be at least equal to the highest of the following:

       -- The highest price per share paid by the Substantial Stockholder within the 2-year period prior to the first public announcement of the Business Combination or in the transaction in which the stockholder became a Substantial Stockholder, whichever is higher, plus interest;

       -- the fair market value per share of our stock on the date of the first public announcement of the Business Combination or the date the stockholder became a Substantial Stockholder, whichever is higher;

       -- the book value per share of our stock on the last day of the calendar month immediately before (1) the date of the first public announcement of the Business Combination or (2) the date the stockholder became a Substantial Stockholder, whichever is higher; or

       -- the highest preferential amount to which the stockholder is entitled in the event of a voluntary or involuntary liquidation or dissolution;

    - the consideration received by our stockholders must be in the same form paid by the Substantial Stockholder in acquiring its shares;

    - except as required by law, after the stockholder became a Substantial Stockholder there is no reduction in the rate of dividends, except as approved by at least two-thirds of the Continuing Directors; we do not take any action which allows any holder of any cumulative preferred stock or any preference stock to elect directors without the approval of the Continuing Directors; the Substantial Stockholder does not acquire any newly issued voting shares from Empire; and the Substantial Stockholder does not acquire any additional Empire voting shares or securities convertible into Empire voting shares after becoming a Substantial Stockholder;

    - prior to the consummation of the Business Combination, the Substantial Stockholder does not receive any financial assistance from us and does not make any change in our business or equity capital structure without approval of the Continuing Directors; and

    - a disclosure statement that satisfies the SEC's proxy rules is sent to the voting stockholders describing the Business Combination.

    For this purpose, Continuing Directors means directors who were directors before a Substantial Stockholder became a Substantial Stockholder or any person designated as a Continuing Director by at least two-thirds of the then Continuing Directors.

    AMENDMENT OF BY-LAWS. The Articles also require the affirmative vote of holders of at least 80% of the shares entitled to vote or at least two-thirds of the Continuing Directors to amend our By-Laws.

    CLASSIFIED BOARD. Under the Articles, our board of directors is divided into three classes, one of which is elected for a three-year term at each annual meeting of stockholders.

    NOTICE PROVISIONS. The Articles further require that stockholders give timely written notice to us of nominations for Empire directors they intend to make and business they intend to bring before a meeting of the stockholders. Notice is timely if received by our Secretary not less than 35 nor more than 50 days prior to a meeting. In the case of proposed business, the stockholder's notice must set forth information describing the business and in the case of nominations for directors, the Articles would further require that the stockholder's notice set forth certain information concerning the stockholder and the nominee.

    AMENDMENT. The affirmative vote of the holders of at least 80% of the shares entitled to vote or at least two-thirds of the Continuing Directors is required to amend or repeal the above described provisions or adopt a provision inconsistent therewith.

CERTAIN ANTI-TAKEOVER PROVISIONS

    CHANGE OF CONTROL AGREEMENTS. We have a Severance Plan which provides certain key employees with severance benefits. Five of our executive officers and 23 other key employees have entered into one-year agreements under the Severance Plan which are automatically extended for three years following a change in control and may be terminated thereafter. The approval of the merger with UtiliCorp by our stockholders at the special meeting held on September 3, 1999 constituted a change of control for the purposes of the Severance Plan.

    A participant in the Severance Plan is entitled to receive certain benefits in the event of certain involuntary terminations of employment (including terminations by the employee following certain changes in duties, benefits, etc. that are treated as involuntary terminations) occurring within three years after a change in control, or a voluntary termination of employment occurring between twelve and eighteen months after a change in control. A senior officer participant would be entitled to receive benefits of three times that participant's annual base salary and average annual incentive compensation. A participant who is not a senior officer would receive approximately two weeks of severance compensation for each full year of employment with Empire with a minimum of 17 weeks. Payments to participants resulting from involuntary terminations are to be paid in a lump sum within 30 days following termination, while payments resulting from voluntary termination are paid in monthly installments and cease if the participant becomes otherwise employed.

    In addition, all restricted stock held by a participant vests upon a voluntary or involuntary termination after a change in control. Also, all participants who qualify for payments under the Severance Plan will continue to receive benefits for a specified period of time under our health, insurance and other employee benefit plans in existence at the time of the change in control, and senior officer participants will be entitled to supplemental payments equal to the additional benefits they would have earned under our qualified and nonqualified defined benefit plans at the time they begin to receive benefits. If any payments under the Severance Plan are subject to the excise tax on "excess parachute payments" under Section 4999 of the Internal Revenue Code, senior officer participants are also entitled to an additional amount essentially designed to put them in the same after-tax position as if this excise tax had not been imposed.

    KANSAS BUSINESS COMBINATION STATUTE. We are subject to the provisions of the "business combination statute" in Kansas (Sections 17-12,100 to 12,104 of the Kansas General Corporation Code). This statute prevents an "interested stockholder" from engaging in a "business combination" with a Kansas corporation for three years following the date such person became an interested stockholder, unless:

    - prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested stockholder;

    - upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and shares held by specified employee stock ownership plans; or

    - on or after the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    The statute defines a "business combination" to include:

    - any merger or consolidation involving the corporation and an interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving an interested stockholder;

    - subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

    - any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    - the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

    In addition, the statute defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIQUIDATION RIGHTS

    On liquidation the holders of the common stock are entitled to receive any of our assets remaining after distribution to the holders of cumulative preferred and preference stock, if any, of the liquidation preferences of such classes of stock and accumulated unpaid dividends thereon.

OTHER

    In addition to the limitations described above under "--Dividend Rights", we may not purchase any shares of common stock unless full dividends shall have been paid or declared and set apart for payment on the outstanding cumulative preferred and preference stock, if any, and any required sinking fund payments with respect to such stock have been made. The common stock is not subject to redemption and has no conversion or preemptive rights.

                              PLAN OF DISTRIBUTION

    We may sell the securities in any of the following ways:

    - through underwriters or dealers;

    - directly to one or more purchasers; or

    - through agents.

    The applicable prospectus supplement will set forth the terms of the offering of any securities, including:

    - the names of any underwriters or agents;

    - the purchase price of the securities being offered and the proceeds to us from such sale;

    - any underwriting discounts and other items constituting underwriters' compensation;

    - any initial public offering price;

    - any discounts or concessions allowed or reallowed or paid to dealers; and

    - any securities exchanges on which the securities being offered may be listed.

    If underwriters are used in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Those securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities being offered will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities being offered if any of the securities being offered are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

    Securities also may be sold directly by us or through agents that we designate from time to time. Any agent involved in the offer or sale of securities will be named and any commissions payable by us to such agent will be described in the applicable prospectus supplement. Unless otherwise described in the applicable prospectus supplement, any such agent will act on a best efforts basis for the period of its appointment.

    If underwriters are used in any sale of our common stock, the purchase agreement in connection with that sale may provide for an option on the part of the underwriters to purchase additional shares of our common stock within thirty days of the execution of the purchase agreement, which option may be exercised solely to cover overallotments. Any such overallotment option will be disclosed in the prospectus supplement in connection with the common stock offered thereby.

    If indicated in a prospectus supplement relating to our unsecured debt securities or our first mortgage bonds, we may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase such unsecured debt securities or first mortgage bonds from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate amount of the unsecured debt securities or first mortgage bonds sold pursuant to the delayed delivery contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. The delayed delivery contracts will not be subject to any conditions except:

    - the purchase by an institution of the unsecured debt securities or first mortgage bonds covered by its delayed delivery contract shall not, at the time of delivery, be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

    - if the unsecured debt securities or first mortgage bonds are being sold to underwriters, we shall have sold to those underwriters the total amount of the unsecured debt securities or first mortgage bonds less the amount thereof covered by the delayed delivery contracts. The underwriters will not have any responsibility in respect of the validity or performance of the delayed delivery contracts.

    If dealers are utilized in the sale of any securities we will sell those securities to the dealers, as principal. Any dealer may then resell those securities to the public at varying prices as it determines at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement relating to the securities being offered thereby.

    We have not determined whether the unsecured debt securities or first mortgage bonds will be listed on a securities exchange. Underwriters will not be obligated to make a market in any of the securities. We cannot predict the activity of trading in, or liquidity of, our unsecured debt securities or first mortgage bonds. The common stock will be listed on the New York Stock Exchange.

    Any underwriters, dealers or agents participating in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engaged in transactions with, or perform service for, us or our affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the securities are being passed upon for us by Spencer, Scott & Dwyer, P.C., Joplin, Missouri; Anderson, Byrd, Richeson, Flaherty & Henrichs, Ottawa, Kansas; Brydon, Swearengen & England, Professional Corporation, Jefferson City, Missouri; and Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Certain legal matters are being passed upon for the underwriters by Thompson Coburn LLP, St. Louis Missouri. Cahill Gordon & Reindel is relying as to the matters of Kansas law upon the opinion of Anderson, Byrd, Richeson, Flaherty and Henrichs, and as to matters of Missouri law (except as to matters relating to the approval of public utility commissions) upon the opinion of Spencer, Scott & Dwyer, P.C.

    As of September 30, 1999, members of Spencer, Scott & Dwyer, P.C. held an aggregate of 6,425 shares of our common stock.

                                    EXPERTS

    The Empire District Electric Company's financial statements incorporated in this prospectus by reference to Empire's Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    UtiliCorp United, Inc.'s financial statements and schedules incorporated in this prospectus by reference to UtiliCorp United, Inc.'s Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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
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                                  $100,000,000

                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                            % SENIOR NOTES DUE 2004

                                     [LOGO]

                                     ------

                             PROSPECTUS SUPPLEMENT
                                          , 1999
                                    --------

                              SALOMON SMITH BARNEY

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